UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Mercer International Inc.
                                (Name of Issuer)

              Common Shares of Beneficial Interest, $0.01 par value
                         (Title of Class of Securities)

                                    588056101
                                 (CUSIP Number)

                                December 31, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 588056101                    13G
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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Peter R. Kellogg
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               5.    SOLE VOTING POWER

                     6,286,232
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            6,286,232
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     NONE
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,286,232
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      18.1%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 588056101                    13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      IAT Reinsurance Company Ltd.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     6,149,332
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            6,149,332
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     NONE
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,149,332
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      17.7%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 588056101

ITEM 1(a).  NAME OF ISSUER:

            Mercer International Inc. ("Mercer")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            14900 Interurban Avenue South
            Suite 282
            Seattle, WA  98168

ITEM 2(a).  NAME OF PERSON FILING:

            This statement is filed on behalf of Peter R. Kellogg and IAT Reinsurance Company Ltd. ("IAT"), a Bermuda corporation. Mr. Kellogg is the sole owner of IAT's voting stock, is a member of IAT's board of directors, and is the President and CEO of IAT.

            Mr. Kellogg and IAT previously reported their ownership of Mercer on a Schedule 13D filed on August 31, 2004. Pursuant to Rule 13d-1(h), Mr. Kellogg and IAT are no longer required to report their ownership on a Schedule 13D because they no longer beneficially own more than 20% of the outstanding shares of Mercer.

            This statement relates to 4,504,171 Shares of Mercer held by IAT and its wholly-owned subsidiaries, 136,900 Shares of Mercer held by two partnerships and a foundation which are controlled by Mr. Kellogg, and 1,645,161 issuable upon conversion of $12,750,000 of 8.5% convertible senior subordinated notes held by IAT and its subsidiaries. The convertible notes are convertible into Shares at any time prior to the maturity date of October 15, 2010 at a conversion price of $7.75 per share, subject to certain adjustments.

            Mr. Kellogg has sole dispositive and voting power with respect to the shares of Mercer owned by IAT and its subsidiaries. Mr. Kellogg disclaims beneficial ownership of the shares owned by the foundation and by IAT and its subsidiaries, and this statement should not be deemed to be an admission that Mr. Kellogg is a member of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            120 Broadway, New York, NY 10271

ITEM 2(c).  CITIZENSHIP:

            IAT is a Bermuda corporation, and Peter R. Kellogg is a citizen of the United States.

CUSIP No. 588056101

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Shares, $0.01 par value

ITEM 2(e).  CUSIP NUMBER:

            588056101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR 13d-2(c), CHECK WHETHER THE PERSON FILING IS A:

            N/A

ITEM 4.     OWNERSHIP

      (a)   AMOUNT BENEFICIALLY OWNED: 6,286,232 shares

      (b)   PERCENT OF CLASS: 18.1%

      (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   Sole power to vote or to direct the vote: 6,286,232 shares

            (ii)  Shared power to vote or to direct the vote: NONE

            (iii) Sole power to dispose or to direct the disposition of:
                  6,286,232 shares

            (iv)  Shared power to dispose or to direct the disposition of: NONE

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            The non-voting stockholders of IAT and the beneficiaries of the foundation have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by them in accordance with their respective ownership interests in IAT and the foundation.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            See Exhibit A.

CUSIP No. 588056101

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 588056101

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  IAT REINSURANCE COMPANY LTD.

Dated: February 14, 2008
       York, New York             By: /s/ Marguerite R. Gorman, attorney in fact
                                      ------------------------------------------
                                      Name:  Peter R. Kellogg
                                      Title: Chairman of the Board

Dated: February 14, 2008
       New York, New York             /s/ Marguerite R. Gorman, attorney in fact
                                      ------------------------------------------
                                      Peter R. Kellogg

CUSIP No. 588056101

                                                                       Exhibit A

                                     ITEM 7

            IAT is the relevant subsidiary for which Peter R. Kellogg may be considered a control person.